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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2002.


                               BRASCAN CORPORATION
                 -----------------------------------------------
                 (Translation of Registrant's Name Into English)


  Suite 4400, BCE Place, 181 Bay Street, P.O. Box 762, Toronto, Canada M5J 2T3
  ----------------------------------------------------------------------------
                    (Address of Principal Executive Offices)



        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F        Form 40-F    X
                                     -----            -------

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                Yes        No    X
                                    ----      -------

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.




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STATEMENT UNDER OATH REGARDING FACTS AND CIRCUMSTANCES RELATING TO EXCHANGE
ACT FILINGS

I, Jack L. Cockwell, state and attest that:

     (1) To the best of my knowledge, based upon a review of the covered reports of Brascan Corporation, and, except as corrected or supplemented in a subsequent covered report:

           o no covered report contained an untrue statement of a material fact as of the end of the period covered by such report (or in the case of a report on Form 6-K, as of the date on which it was filed); and

           o no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report (or in the case of a report on Form 6-K, as of the date on which it was filed).

     (2) I have reviewed the contents of this statement with the Company's audit committee.

     (3) In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report":

           o Annual Report for the year ended December 31, 2001 of Brascan Corporation on Form 40-F;

           o all reports on Form 6-K of Brascan Corporation filed with the Commission subsequent to the filing of the Annual Report identified above; and

           o  any amendments to any of the foregoing.


/s/ Jack L. Cockwell                         Subscribed and sworn to before me
----------------------------                 this 14th day of August 2002.
Jack L. Cockwell
Co-Chairman                                  /s/ Jeffrey M. Blidner
August 14, 2002                              ----------------------------------
                                             Notary Public: Jeffrey M. Blidner






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STATEMENT UNDER OATH REGARDING FACTS AND CIRCUMSTANCES RELATING TO EXCHANGE
ACT FILINGS

I, Brian D. Lawson, state and attest that:

     (1) To the best of my knowledge, based upon a review of the covered reports of Brascan Corporation, and, except as corrected or supplemented in a subsequent covered report:

           o no covered report contained an untrue statement of a material fact as of the end of the period covered by such report (or in the case of a report on Form 6-K, as of the date on which it was filed); and

           o no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report (or in the case of a report on Form 6-K, as of the date on which it was filed).

     (2) I have reviewed the contents of this statement with the Company's audit committee.

     (3) In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report":

           o Annual Report for the year ended December 31, 2001 of Brascan Corporation on Form 40-F;

           o all reports on Form 6-K of Brascan Corporation filed with the Commission subsequent to the filing of the Annual Report identified above; and

           o   any amendments to any of the foregoing.


/s/ Brian D. Lawson                          Subscribed and sworn to before me
-----------------------------                this 14th day of August 2002.
Brian D. Lawson
Executive Vice-President and                 /s/ Jeffrey M. Blidner
Chief Financial Officer                      ----------------------------------
August 14, 2002                              Notary Public: Jeffrey M. Blidner


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               BRASCAN CORPORATION


Date: August 14, 2002          By /s/ Brian D. Lawson
                                  ----------------------
                                  Name: Brian D. Lawson
                                  Title: Executive Vice President and Secretary